October 31, 2019

Guangjie Jin
Chief Executive Officer
Q&K International Group Limited
Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People's Republic of China

       Re: Q&K International Group Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 25, 2019
           File No. 333-234112

Dear Mr. Jin:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2019 letter.

Form F-1 filed October 25, 2019

General

1. We note your response to prior comment 2 that the price adjustments are excluded from the average monthly rental or the average monthly rental before discount for rental prepayments. We further note the definitions of average monthly rental and average monthly rental before discount for rental prepayments on page 8 as well as your disclosure regarding your marketing expenses and promotion costs on pages 99 and
100. Please
       confirm to us that the average monthly rental and average monthly rental before discount for rental prepayments amounts on pages 17 and 96 reflect all promotion costs or revise
 Guangjie Jin
Q&K International Group Limited
October 31, 2019
Page 2
      accordingly. In addition, please tell us the nature of the promotion costs that are included in the selling and marketing expenses described on page 100.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                            Sincerely,
FirstName LastNameGuangjie Jin
                                                            Division of
Corporation Finance
Comapany NameQ&K International Group Limited
                                                            Office of Real
Estate & Construction
October 31, 2019 Page 2
cc:       Shuang Zhao, Esq.
FirstName LastName